Exhibit 4.1

AMENDED WARRANT AGENCY AGREEMENT

This Agreement is made and entered into as of this 3rd day of February, 2016 by and between Medovex Corporation, a Nevada corporation with its principal offices at 3729 Hardee Avenue, Atlanta, Georgia 30341 (the “MDVX” or the “Company”) and  Interwest Transfer Company, Inc., with offices at 1981 Murray Holiday Road, Suite 102, Salt Lake City, Utah 84117 (“Warrant Agent”). The Warrant Agent and the Company are collectively referred to as the “Parties”.

WHEREAS, the Company and the Warrant entered into Medovex Corporation Warrant Agency Agreement dated December 24, 2014 (the “Original Warrant Agreement’).

WHEREAS, the Company has determined that it is in the best interests of the Company to amend the Exercise Price of the Warrants from $6.90 per share to $3.00 per share and to increase the Exercise Period of the Warrant from December 24, 2017 to December 24, 2018.

WHEREAS, Section 9.8 of the Original Warrant Agreement provides that amendments may be made to the terms of the Original Warrant Agreement without consent of the holders provided that such changes do not adversely affect the interests of the registered holders and that the changes may accordingly be made by the Company and the Warrant Agent.

WHEREAS, the changes set forth herein do not adversely affect the interests of the Registered holders of the Warrants.

All capitalized terms used herein and not defined herein shall have the same meaning as these in the Original Warrant Agreement.  Unless otherwise specifically modified herein, the provisions of the Original Warrant Agreement shall remain in full force and effect.

NOW, THEREFORE, in consideration of the mutual terms and covenants contained herein, and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree as follows:

1.           Modification of Exercise Price.  (a) The Parties hereby agree that Section 3.1 of the Original Warrant Agreement is hereby modified to reduce the Exercise Price of the Warrant to $3.00 per share (the “New Exercise Price”)

2.           Modification of Exercise Period.  (a) The Parties hereby agree that Section 3.2 of the Original Warrant Agreement is hereby modified to change the Expiration Date from December 24, 2017 to December 24, 2018 (the “New Expiration Date”)

3.           Parties in Interest.  This Agreement is made solely for the benefit of the Warrant Holders and the Company, and their respective controlling persons, directors and officers, and their respective successors, assigns, executors and administrators.  No other person shall acquire or have any right under or by virtue of this Agreement.

4.           Headings.  The section headings in this Agreement have been inserted as a matter of convenience of reference and are not a part of this Agreement.

5.           Counterparts.  This Agreement may be executed in any number of counterparts, each of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed, as of the day and year first above written.

MEDOVEX CORPORATION		INTERWEST TRANSFER COMPANY, INC.

By:	/s/ Jarrett Gorlin	By:	/s/ Kurt D. Hughes
	Name: Jarrett Gorlin		Name: Kurt D. Hughes
	Title: Chief Executive Officer		Title: President